UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38048

Kinetik Holdings Inc.

(Exact name of Issuer as specified in its charter)

2700 Post Oak Blvd., Suite 300

Houston, Texas 77056

(713) 621-7330

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $115.00

(Title of each class of securities covered by this Form)

Class A Common Stock, par value $0.0001 per share

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Kinetik Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2023	By:	/s/ Lindsay Ellis
	Name:	Lindsay Ellis
	Title:	Vice President, Deputy General Counsel and Corporate Secretary